EXHIBIT 4.130
MOGALE Sale of Part Venture Interest
in ELSBURG JV
Memorandum of Agreement
Made and entered into between:-
EAST RAND PROPRIETARY MINES LIMITED
(Reg No 1893/000773/06)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Mark Burrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 29 th
day of
September 2008, and a certified copy whereof is annexed hereto marked "A");
of the one part;
and

MOGALE GOLD (PROPRIETARY) LIMITED
(Reg No 1996/010274/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at
Johannesburg on the 29
th
day of September 2008, and a certified copy whereof is
annexed hereto marked "B");
of the other part.
1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-
1.1.1
“AGREEMENT”
shall mean this agreement between the
PARTIES and shall be deemed to
include all annexes thereto which shall
be initialled or signed, as the case may
be, by the PARTIES for purposes of
identification;
1.1.2
“ASX”
shal mean the Australian Stock

Exchange;
1.1.3
“ATTORNEYS”
shall mean Levy, Feinsteins &
Associates Incorporated practising
under the style of “Feinsteins” of
Johannesburg, Republic of South
Africa;
1.1.4
“BRAKPAN PLANTS”
shall collectively mean:-
1.1.4.1 the gold circuit plant
comprising those items
marked in purple and blue
(and identified by the yellow
block printed pointers) in
Annexe “C” hereto and
constituting the following:-
•
electrical power factor
correction;
•
flotation building;
•
fitting/electrical
workshop;
•
desanding building;
•
admin building;
•
R.W.B. Reservoir;

•
tailings thickener No 2;
•
tailings thickener No 4;
•
elution building;
•
tank farm;
•
residue area;
•
piping workshop;
•
plating workshop;
•
fitting workshop;
•
tailings pump house;
•
hot and cold sumps;
•
rigging workshop;
•
medical centre;
•
clear water reservoir;
•
change house;
•
plant stores;
•
Sallies return; and
•
settling ponds;
and in no way derogating
therefrom including
whatever rights and/or
servitudes are applicable
thereto, inter alia, the rights
of ingress to and egress
from such plant and/or line

and/or pipeline rights and/or
other infrastructural
services, the weigh bridge
and pipe yard to the
exclusion, however, of the
items in clause 1.1.4.2 infra;
and
1.1.4.2 the gold circuit plant and the
infrastructure therefor
comprising those items
which are uncoloured on the
whole of the plan annexed
hereto and marked “C”
including whatever rights
and/or servitudes are
applicable thereto, inter alia,
the rights of ingress to and
egress from such plant
and/or line and/or pipeline
rights and/or other
infrastructural services to
the exclusion, however, of
the items in clause 1.1.4.1

supra;
1.1.5
“CLAIMS”
shall in the case of:-
1.1.5.1
the MOGALE SALE
INTEREST, mean 30%
(thirty per centum) of the
loan account claims by
MOGALE against the
ELSBURG JV as at the
CLOSING DATE; and
1.1.5.2
the OPTION EQUITY, mean
an additional 11,4% (eleven
comma four per centum) of
the loan account claims by
MOGALE against the
ELSBURG JV as at the
OPTION EXERCISE DATE;
1.1.6
“CLOSING DATE”
shall mean the date of the
implementation of the provisions of
clauses 9.1 and 9.3 infra, which shall be
the 5 (fifth) business day thereafter;

1.1.7
“COMPETITION
COMMISSION
shall mean the Commission established
in accordance with the provisions of the
Competition Act, No 89 of 1998, as
amended;
1.1.8
“CROWN”
shall mean Crown Gold Recoveries
(Proprietary) Limited, a subsidiary of
DRD SA;
1.1.9
“DRD SA”
shall mean DRDGold South African
Operations (Proprietary) Limited, a
company controlled by DRDGold
Limited, a public company listed on the
JSE Limited Securities Exchange;
1.1.10
“EFFECTIVE DATE”
shall mean the date of the fulfilment of
the condition precedent in clause 3 infra
notwithstanding the SIGNATURE
DATE;
1.1.11
“ELSBURG JV”
shall mean the Elsburg Gold Mining
Joint Venture, the participants
whereunder and their proportionate joint
venture interests as at:-
1.1.11.1
the SIGNATURE DATE,

are:-
•      MOGALE - 50%
(fifty per centum);
and
•      ERPM - 50% (fifty
per centum); and
1.1.11.2
the CLOSING DATE, in the
event of the non-exercise of
the OPTION, will be:-
•      MOGALE - 35%
(thirty five per
centum); and
•     ERPM - 65% (sixty
five per centum); or
1.1.11.3
the CLOSING DATE, in the
event of the exercise of the
OPTION, will be:-
•
MOGALE - 23,6%
(twenty three comma

six per centum); and
•
ERPM - 76,4%
(seventy six comma
four per centum);
1.1.12
“ELSBURG JV
AGREEMENT”
shall mean the Memorandum of
Agreement made and entered into by
and between the PARTIES at
Johannesburg on the 15 August 2008, in
terms whereof they established a joint
venture known as the “Elsburg Gold
Mining Joint Venture” to conduct a gold
resources mining business, and which
agreement regulates their rights and
obligations as joint venturers on the one
hand and the respective rights of their
nominees as members of an Executive
Committee responsible for the day-to-
day functions of the joint venture, on the
other hand;
1.1.13
“ERGO MINING”
shall mean Ergo Mining (Proprietary)
Limited, a company jointly controlled by
CROWN and ERGO URANIUM;

1.1.14
“ERGO MINING
AGREEMENT”
shall mean the Shareholders’ Agreement
entered into by and between CROWN
and ERGO URANIUM regulating their
relationship as shareholders of ERGO
MINING and that of their nominees on
the board of directors of ERGO MINING,
upon the terms and conditions set forth
in such agreement;
1.1.15
“ERGO URANIUM”
shall mean Ergo Uranium (Proprietary)
Limited, an indirect subsidiary of
MINTAILS AUS;
1.1.16
“ERPM”
shall mean East Rand Proprietary Mines
Limited and shall be deemed to include
its successors in title or permitted
assigns, a subsidiary of DRD SA;
1.1.17
“JOINT CONTROL”
shall, in relation to the ELSBURG JV,
mean the control of the conduct of the
business of such joint venture as
exercised by its Executive Committee
on which there is equal representation
by the PARTIES as the joint venturers
thereof;

1.1.18
“MINTAILS AUS”
shall mean Mintails Limited of Australia,
a public company, the shares whereof
are listed on the ASX;
1.1.19
“MINTAILS AUS
CAPITAL RAISING”
shall mean the capital raising to be
undertaken and completed by not later
than the 31 October 2008 by MINTAILS
AUS through the mechanism of the
ASX of A$15,000,000 (fifteen million
Australian Dollars) or less, at the
discretion of MINTAILS AUS, provided
that from the amount raised the sum of
ZAR27 000 000,00 (twenty seven
million rand) is ring-fenced and
advanced or to be advanced by
MINTAILS AUS to MINTAILS SA and
by the latter in turn to MOGALE in
reduction of its loan account obligations
under the ELSBURG JV
AGREEMENT;
1.1.20
“MINTAILS SA”
shall mean MinTails SA (Proprietary)
Limited, a wholly owned subsidiary of
MINTAILS AUS;

1.1.21
“MOGALE”
shall mean Mogale Gold (Proprietary)
Limited (an indirect subsidiary of
MINTAILS AUS) and shall be deemed
to include its successors in title or
permitted assigns;
1.1.22
“MOGALE
PERCENTAGE
INTEREST”
shall mean the 50% (fifty per centum)
venture participation interest of
MOGALE in the ELSBURG JV;
1.1.23
“MOGALE SALE
INTEREST”
shall collectively mean 30% (thirty per
centum) of the MOGALE
PERCENTAGE INTEREST and the
CLAIMS referred to in clause 1.1.5.1
supra;
1.1.24
“OPTION”
shall mean the option granted by
MOGALE to ERPM pursuant to clause
8 infra, in terms whereof the latter shall
have the irrevocable right during the
OPTION PERIOD and subject to the
arrival of the EFFECTIVE DATE, to
acquire the OPTION EQUITY against
payment of the OPTION PRICE on the
CLOSING DATE;

1.1.25
“OPTION EQUITY”
shall, over and above the MOGALE
SALE INTEREST, collectively mean a
further 11,4% (eleven comma four per
centum) of the MOGALE
PERCENTAGE INTEREST and the
CLAIMS referred to in clause 1.1.5.2
supra;
1.1.26
“OPTION EXERCISE
DATE”
shall mean the date of the exercise of
the OPTION by ERPM which shall be
any day during the OPTION PERIOD
followed by the implementation of the
provisions of clauses 9.2 and 9.3 infra
within a period of 5 (five) business days
thereafter;
1.1.27
“OPTION PERIOD”
shall, solely in the event of the failure of
the MINTAILS AUS CAPITAL
RAISING, mean the period
commencing on the 1 January 2009
and terminating on the 15 January
2009;
1.1.28
“OPTION PRICE”
shall mean the sum of
ZAR75 948 489,00 (seventy five million
nine hundred and forty eight thousand

four hundred and eighty nine rand);
1.1.29
“PARTIES”
shall mean both parties to the
AGREEMENT;
1.1.30
“PERCENTAGE
INTERESTS”
shall mean the interest of each of the
PARTIES as joint venturers in the
ELSBURG JV [presently 50% (fifty per
centum) each] and which percentage
may be modified by written agreement
between the PARTIES from time to
time;
1.1.31
“SIGNATURE DATE”
shall mean the date of signature of the
AGREEMENT by the PARTY last
signing same;
1.1.32
“TRANSACTION”
shall mean the transaction
contemplated by the AGREEMENT,
that is, the sale by MOGALE to ERPM
of the MOGALE SALE INTEREST and
shall, in the event of the exercise by
ERPM of the OPTION, be deemed to
include the OPTION EQUITY;

1.1.33
“ZAR”
shall mean the currency of the Republic
of South Africa.
1.2 Words importing:-
1.2.1
the singular shall include the plural and vice versa;
1.2.2 any one gender shall include the others;
1.2.3 persons shall, where the context admits, include firms or corporations.
1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the SIGNATURE DATE and as amended or substituted from time to time.
1.5
When any number of days is prescribed in the AGREEMENT, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South
Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.
1.6
The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.
1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the AGREEMENT.
1.8
The terms of the AGREEMENT having been negotiated, the contra proferentem rule shall not be applied in the interpretation thereof.
1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example “winding-up” or
“curatorship”) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the
AGREEMENT may apply or to the laws of which any party cited hereunder may be or become subject.
1.10
Any reference to “permitted assigns” shall mean those consented to, in writing, by the PARTIES.
2.
Recordal
It is recorded that:-

2.1
in terms of the ELSBURG JV AGREEMENT, the joint venturers are MOGALE as to 50% (fifty per centum) thereof and ERPM as to 50% (fifty per centum)
thereof and which entities enjoy JOINT CONTROL of the ELSBURG JV;
2.2
the ELSBURG JV AGREEMENT contemplated that the percentage interests of the joint venturers, namely the PARTIES, could be varied from time to time by written agreement between them, inter alia, to facilitate the entry of another venture participant; and
2.3
since the conclusion of the ELSBURG JV AGREEMENT, MOGALE has resolved to dispose of the MOGALE SALE INTEREST to ERPM, which the latter has agreed to acquire from it, upon terms and conditions which have been agreed upon and which are more fully set forth hereafter.
3.
Condition Precedent
3.1
Notwithstanding anything to the contrary in the AGREEMENT contained, it shall be conditional upon the written approval of the TRANSACTION by the
COMPETITION COMMISSION - by not later than noon on the 31 January
2009.
3.2 Should the condition precedent not be fulfilled within the time period stipulated in clause 3.1 supra or within such extended period/s as the PARTIES may in writing agree upon, then and in such event the AGREEMENT shall ipso facto be and become null and void ab initio and whereupon the PARTIES shall, if applicable, be obliged to restore each other as near as possible to the status quo ante without prejudice to the rights of either PARTY to take action against the other of them in the event of a breach of the provisions of clause 3.4 infra.
3.3 Notwithstanding anything to the contrary, should the approval in clause 3.1 supra be declined, alternatively should the application therefor be granted with unacceptable conditions attached thereto, then the PARTIES shall continue to be bound by the provisions of the AGREEMENT for an additional period of 30
(thirty) days thereafter thereby affording them the opportunity of endeavouring to satisfactorily address the negative or conditional response from the
COMPETITION COMMISSION.
3.4
The PARTIES reciprocally warrant in favour of each other that they will in good faith use their reasonable endeavours to timeously fulfil the condition precedent in clause 3.1 supra and in such regard to sign and/or procure the signature of such documents and to furnish such reasonable information as may be applicable to each of them, upon written request therefor.
3.5
The PARTIES agree that they shall jointly mandate the ATTORNEYS to prepare and submit the relevant merger notices to the COMPETITION
COMMISSION and to attend to all issues directly or indirectly arising thereout.
4.
Warranties by MOGALE
4.1
MOGALE warrants in favour of ERPM and upon the veracity whereof the
AGREEMENT shall be founded, that:-

4.1.1
it is the registered and/or beneficial owner of the MOGALE SALE
INTEREST and the OPTION EQUITY; and
4.1.2
the MOGALE SALE INTEREST and the OPTION EQUITY are
unencumbered and it is able to give free title thereto, to ERPM, which in any event enjoys a pre-emptive right in respect thereof in terms of the ELSBURG JV AGREEMENT.
4.2
Save for the aforesaid warranties, the AGREEMENT is concluded on the basis that it is “voetstoots” and that MOGALE has given no other warranties or representations, whether express or implied.
5.
Acknowledgments
ERPM acknowledges that:-
5.1 it is the registered and/or beneficial owner of 50% (fifty per centum) of the joint venture participation interest in the ELSBURG JV;
5.2
by reason of the aforegoing, it is fully au fait with all the business affairs of whatever nature of the ELSBURG JV;
5.3
its acquisition of the MOGALE SALE INTEREST is ‘voetstoots” save for the warranties in 4.1 supra to the contrary; and

5.4
if it exercises the OPTION on the OPTION EXERCISE DATE, then its acquisition of the OPTION EQUITY will likewise be “voetstoots” save for the warranties in 4.1 supra to the contrary.
6.
Sale
Subject to the warranties and acknowledgments hereinbefore contained and to the arrival of the CLOSING DATE:-
6.1
MOGALE does hereby sell to ERPM and the latter does hereby purchase from it, the MOGALE SALE INTEREST for the purchase consideration hereinafter referred to; and
6.2
the benefits of and the risks attaching to the acquisition of the MOGALE SALE
INTEREST shall pass from MOGALE to ERPM with effect from the
EFFECTIVE DATE.
7.
Purchase Consideration and Payment thereof
7.1
The purchase consideration for the MOGALE SALE INTEREST shall be the sum of R100 000 000,00 (one hundred million rand).
7.2
The purchase consideration as aforesaid shall be paid by ERPM to MOGALE after the CLOSING DATE and in accordance with the drawdown schedule annexed hereto and marked “D(1)”.

8.
OPTION
8.1
In addition to the sale by MOGALE to ERPM of the MOGALE SALE
INTEREST, MOGALE does hereby give and grant ERPM the OPTION to acquire the OPTION EQUITY during the OPTION PERIOD and as against payment of the OPTION PRICE on the OPTION EXERCISE DATE and in
accordance with the drawdown provisions of Annexe “D(2)” hereto.
8.2
Should ERPM wish to exercise the OPTION during the OPTION PERIOD, it shall be obliged to do so on the OPTION EXERCISE DATE on written notification to the ATTORNEYS at 10
th
Floor, JD House, 27 Stiemens Street,
Braamfontein, Johannesburg 2001 - telefax number 011 712-0712. Should the OPTION not be exercised during the OPTION PERIOD, then and in such event and in the absence of the period being extended by MOGALE in writing, it shall ipso facto lapse and be of no further force or effect.
9.
CLOSING DATE / OPTION EXERCISE DATE
On the CLOSING DATE or the OPTION EXERCISE DATE, as the case may be, the
PARTIES and/or their duly authorised representatives shall meet at a pre-determined time and venue and at which the following shall contemporaneously take place:-
9.1
in the event of the non-exercise of the OPTION, then on the CLOSING
DATE:-

9.1.1
MOGALE shall deliver to ERPM written proof of the variation in their respective PERCENTAGE INTERESTS in the ELSBURG JV
so that same will be as follows:-
•     ERPM - 65% (sixty five per centum); and
•     MOGALE - 35% (thirty five per centum);
against written authorisation from ERPM to MOGALE to drawdown on the purchase consideration in accordance with Annexe “D(1)”
hereto;
9.2
in the event of the exercise of the OPTION, then on the OPTION
EXERCISE DATE or within 5 (five) business days thereafter:-
9.2.1
MOGALE shall deliver to ERPM written proof of the variation in their respective PERCENTAGE INTERESTS in the ELSBURG JV
so that same will be as follows:-
•     ERPM - 76,4% (seventy six comma eight four per
centum); and
•      MOGALE - 23,6% (twenty three comma six per centum);

against written authorisation from ERPM to MOGALE to drawdown on the purchase consideration in accordance with Annexe “D(2)”
hereto; and
9.3
in either event
9.3.1
the PARTIES shall procure the passing of a resolution of the
Executive Committee of the ELSBURG JV approving the aforesaid variation and causing the appropriate entries to be made in the books of account of the ELSBURG JV; and
9.3.2
the amended ELSBURG JV AGREEMENT to cater for the
provisions of clause 11 infra shall be executed by the PARTIES in the event that it may not have been signed prior thereto.
10.
Re-Investment of Purchase Consideration
MOGALE agrees and undertakes that it will from the purchase consideration to be received by it from ERPM:-
10.1
for the MOGALE SALE INTEREST and in accordance with the provisions of the AGREEMENT, cause such funds to be re-invested by it as to:-
10.1.1 the sum of R52 352 676,00 (fifty two million three hundred and fifty two thousand six hundred and seventy six rand) in the ELSBURG
JV for the credit of its (MOGALE’s) loan account therein and otherwise subject to the provisions of the ELSBURG JV
AGREEMENT;
10.1.2 the sum of R17 405 964,00 (seventeen million four hundred and five thousand nine hundred and sixty four rand) to be expressly utilised to complete the refurbishment of the BRAKPAN PLANTS;
and
10.1.3 the sum of R30 241 360,00 (thirty million two hundred and forty one thousand three hundred and sixty rand) as a loan to ERGO
URANIUM and to procure the advance by the latter of such sum to
ERGO MINING in reduction of the latter’s loan obligations under the ERGO MINING AGREEMENT; or
10.2
for the MOGALE SALE INTEREST and the OPTION PRICE (in the event of the exercise of the OPTION) and in accordance with the provisions of the
AGREEMENT, cause such funds to be re-invested by it as to:-
10.2.1 the sum of R104 483 695,00 (one hundred and four million four hundred and eighty three thousand six hundred and ninety five rand) in the ELSBURG JV for the credit of its (MOGALE’s) loan account therein and otherwise subject to the provisions of the
ELSBURG JV AGREEMENT;
10.2.2 the sum of R17 405 964,00 (seventeen million four hundred and five thousand nine hundred and sixty four rand) to be expressly utilised to complete the refurbishment of the BRAKPAN PLANTS;
and
10.2.3 the sum of R54 058 830,00 (fifty four million fifty eight thousand eight hundred and thirty rand) as a loan to ERGO URANIUM and to procure the advance by the latter of such sum to ERGO MINING in reduction of the latter’s loan obligations under the ERGO
MINING AGREEMENT.
11.
Amendments to the ELSBURG JV AGREEMENT
11.1
The PARTIES reciprocally warrant in favour of each other that they will as soon as possible after the SIGNATURE DATE and conditionally upon the arrival of the CLOSING DATE or the OPTION EXERCISE DATE, as the case may be, take such steps as may be necessary to procure the amendment of the
ELSBURG JV AGREEMENT and to the extent necessary, any of the documentation therein referred to, so as to provide that with effect from the
CLOSING DATE or the OPTION EXERCISE DATE, as the case may be:-
11.1.1
JOINT CONTROL shall be cancelled and the PARTIES shall
exercise their respective rights in accordance with their then
PERCENTAGE INTERESTS in the ELSBURG JV;
11.1.2
the mandatory loans of the PARTIES in terms of the ELSBURG
JV AGREEMENT shall be varied so as to take into consideration the sale and cession of the CLAIMS in clauses 1.1.5.1 and 1.1.5.2 supra and so that the loan accounts of the PARTIES and their respective PERCENTAGE INTERESTS [it being recorded that the
aggregate loans due and payable by them in terms of the
ELSBURG JV AGREEMENT is R312 000 000,00 (three hundred
and twelve million rand) [R156 000 000,00 (one hundred and fifty six million rand) each] will be as follows:-
11.1.2.1
MOGALE -
•
35% (thirty five per centum) of R312 000 000,00
(three hundred and twelve million rand), that is
R109 200 000,00 (one hundred and nine million
two hundred thousand rand); or
•
23,6% (twenty three comma six per centum) (in
the event of the exercise of the OPTION) of
R312 000 000,00 (three hundred and twelve
million rand), that is R73 632 000,00 (seventy
three million six hundred and thirty two thousand
rand); and
11.1.2.2
ERPM -
•
65% (sixty five per centum) of R312 000 000,00
(three hundred and twelve million rand), that is

R202 800 000,00 (two hundred and two million
eight hundred thousand rand); or
•
76,4% (seventy six comma four per centum) (in
the event of the exercise of the OPTION) of
R312 000 000,00 (three hundred and twelve
million rand), that is R238 368 000,00 (two
hundred and thirty eight million three hundred and
sixty eight thousand rand)].
11.2
The PARTIES reciprocally warrant in favour of each other that they will sign all documentation necessary for and/or incidental to implement the aforegoing.
12.
Breach Provisions
12.1
Should either of the PARTIES commit a breach of any of the provisions of the
AGREEMENT which are applicable to it, then and in such event the aggrieved
PARTY shall be obliged to afford the guilty PARTY a period of 7 (seven) days written notice (calculated from the date of receipt thereof) within which to remedy the breach, failing which the aggrieved PARTY shall then be entitled at its sole and absolute discretion, subject to 12.2 infra, to cancel the
AGREEMENT and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved
PARTY in law.

12.2
Notwithstanding anything to the contrary in 12.1 supra, the aggrieved PARTY shall only be entitled to cancel the AGREEMENT if the breach is of a material nature and strikes at the roots of the AGREEMENT and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.
13.
Adjudication of Disputes
13.1
Save as may be expressly provided elsewhere in the AGREEMENT to the contrary, should any dispute arise between any of the PARTIES in regard to:-
13.1.1 the interpretation of;
13.1.2 the effect of;
13.1.3
the PARTIES' respective rights or obligations under;
13.1.4 a breach of;
13.1.5 the termination of;
13.1.6 any matter arising out of the termination of;
the AGREEMENT, that dispute shall be decided by arbitration before the adjudicators in the manner set out in this clause 13.

13.2
The adjudicators shall be appointed by the PARTIES, and failing agreement, shall be nominated by the Arbitration Foundation of Southern Africa ("AFSA")
out of the nominees of the parties hereto. Should AFSA not be in existence at the time, the nomination shall be made by the Chairman for the time being of the Johannesburg Bar Council.
13.3 The arbitration shall be held at Johannesburg, Gauteng, and 'in camera' on the basis that such proceedings will be strictly private and confidential.
13.4 The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the adjudicators, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedures or the strict rules of evidence, and otherwise subject as aforesaid to the Arbitration Act, 1965, of the Republic of South Africa and
any statutory modification or re-enactment thereof. Should the PARTIES be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the
AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of South
Africa and in the event of any conflict, as determined by the presiding arbitrator.
13.5 The adjudicators shall be entitled to:-

13.5.1 investigate or cause to be investigated any matter, fact or thing which they consider necessary or desirable in connection with any matter referred to them for decision;
13.5.2 decide the matters submitted to them according to what they consider just and equitable in all the circumstances, having regard to the purpose of the AGREEMENT; and
13.5.3 make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as they in their discretion may deem fit and appropriate.
13.6 The arbitration shall be held as expeditiously as possible after it is demanded with a view to it being completed within 30 (thirty) business days after it has been so demanded.
13.7
This clause is severable from the remainder of the AGREEMENT and shall therefore remain in effect even if the AGREEMENT is terminated.
13.8 Subject to the above provisions of this clause 13, the law governing this agreement shall be the law of the Republic of South Africa and the Court
having jurisdiction to enforce any award made under this clause shall be the
Witwatersrand Local Division of the High Court of the South Africa and all
appeal courts therefrom.

13.9
Nothing hereinbefore contained shall preclude any PARTY from obtaining injunctive relief from any competent court pending the outcome of any arbitration.
14.
General
14.1
Clause Headings
The clause headings to the AGREEMENT are for reference purposes only and do not bear upon the interpretation of the AGREEMENT. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any PARTY, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the AGREEMENT.
14.2
Domicilia
14.2.1
The PARTIES hereby choose domicilia citandi et executandi for all purposes under the AGREEMENT at the addresses set opposite
their respective names hereunder:-
14.2.1.1
ERPM - 4 Ebsco House, 299 Pendoring Avenue,
Blackheath, Johannesburg 2195 - telefax number
011 476-2637;

14.2.1.2
MOGALE - 1
st
Floor, North Wing, Lord Charles Office
Park, 337 Brooklyn Road, Pretoria 0002 - telefax
number 012 346-4409.
14.2.2
Any notice to any PARTY shall be addressed to such PARTY at its domicilium aforesaid and either sent by telefax or delivered by hand. In the case of any notice -
14.2.2.1 sent by telefax, it shall be deemed to have been
received, unless the contrary is proved, on the date of
the successful transmission thereof if a business day,
otherwise the next following business day;
14.2.2.2 delivered by hand, it shall be deemed to have been
received, unless the contrary is proved on the date of
delivery, provided such date is a business day or
otherwise on the next following business day.
14.2.3
Any PARTY shall be entitled, by notice to the others, to change its domicilium to another address in the Republic of South Africa, provided that the changes shall only become effective 14
(fourteen) days after service of the notice in question.
14.2.4 Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by one of the
PARTIES from the others, including by way of telefax

transmission, shall be adequate written notice or communication to such PARTY.
14.3
Costs
The costs of and incidental to:-
14.3.1
the transfer of the MOGALE SALE INTEREST and the OPTION
EQUITY (if applicable) to ERPM, shall be borne and paid by
ERPM;
14.3.2
the COMPETITION COMMISSION in the sum of R75 000,00
(seventy five thousand rand), shall be borne and paid by the
PARTIES in equal shares; and
14.3.3
the drafting and drawing of the AGREEMENT and all negotiations and documentation in connection therewith, shall be borne and paid by the PARTIES in equal shares.
14.4
Non-Waiver
14.4.1
No variation or amendment of the AGREEMENT will be of any
force or effect unless reduced to writing and signed by the
PARTIES.

14.4.2
No consensual termination of the AGREEMENT will be of any
force or effect unless reduced to writing and signed by the
PARTIES.
14.4.3
No waiver or abandonment of either PARTY's rights arising from the AGREEMENT, accrued or otherwise, will be of any force or effect as against such party unless such waiver or abandonment is reduced to writing and signed by the PARTY waiving and
abandoning such rights.
14.4.4
No oral statements and no conduct by a PARTY relating to any purported variation, amendment, cancellation, waiver or
abandonment will estop a PARTY from relying upon the formalities prescribed in the preceding sub-clauses of this clause.
14.4.5
None of the PARTIES shall be entitled, without the prior written consent of the other which shall not be unreasonably withheld, to cede or assign any of its rights or delegate any of its obligations arising out of the AGREEMENT save that the onus of proof that the consent is being unreasonably withheld, shall rest on the
PARTY seeking the cession and assignment.
14.5
Severability of Contract

In the event of any provisions of the AGREEMENT being invalid, such provision/s shall be regarded as severable from the remainder of the
AGREEMENT which shall remain of full force and effect.
14.6
Good Faith and Implementation
14.6.1
The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or
incidental to give or conducive to the giving of effect to the terms, conditions and import of the AGREEMENT.
14.6.2
The PARTIES shall at all times during the continuance of the
AGREEMENT observe the principles of good faith towards one
another in the performance of their obligations in terms of the
AGREEMENT. This implies, without limiting the generality of the aforegoing, that:-
14.6.2.1 they will at all times during the term of the
AGREEMENT act reasonably, honestly and in good
faith;
14.6.2.2 they will perform their obligations arising from the
AGREEMENT diligently and with reasonable care;
and

14.6.2.3 they will make full disclosure to each other of any matter that may affect the execution of the
AGREEMENT or its implementation from time to time.
14.7
Whole Agreement
The AGREEMENT constitutes the entire contract between the PARTIES and no amendment or consensual cancellation of the AGREEMENT or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the AGREEMENT, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the
PARTIES.
15.
Counterparts
The AGREEMENT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the AGREEMENT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
Thus done and signed by ERPM at Johannesburg on this the 29
th
day of September 2008, in
the presence of the undersigned witnesses.
As witnesses:-
For: East Rand Proprietary Mines Limited

1.
/s/M Burrell
director who by his signature warrants that
he is duly authorised hereto-
Thus done and signed by MOGALE at Johannesburg on this the 29 th
day of September
2008, in the presence of the undersigned witnesses.
As witnesses:- For: Mogale Gold (Proprietary) Limited
1.
/s/DAW van der Walt
director who by his signature warrants that
he is duly authorised hereto-

Annexe "A"
Extracts from the Minutes of a Meeting of the Board of Directors of East Rand Proprietary
Mines Limited, held at Johannesburg on the 29
th
day of September 2008
Resolved that :-
1.
The company enters into an agreement
with Mogale Gold (Proprietary) Limited,
upon the terms and conditions contained in
a draft of such agreement which was tabled
at this meeting.
2.
Mark Burrell, in his capacity as a director of
the company, be and he is hereby
authorised to sign the said agreement for
and on behalf of the company.
Certified True Extracts
Chairman of the Meeting

Annexe "B"
Extracts from the Minutes of a Meeting of the Board of Directors of Mogale Gold (Proprietary)
Limited, held at Johannesburg on the 29
th
day of September 2008
Resolved that :-
1.
The company enters into an agreement
with East Rand Proprietary Mines Limited,
upon the terms and conditions contained in
a draft of such agreement which was tabled
at this meeting.
2.
Diederik Albert Willem van der Walt, in his
capacity as a director of the company, be
and he is hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe “C”
Plan reflecting BRAKPAN PLANTS
(vide clause 1.1.4 supra)

Annexe “D(1)”
Drawdown Schedule
(vide clause 7.2 supra)
in respect of the sum of R52 352 676 as follows:-
August 2008 6 838 634
September 2008 10 765 159
October 2008 13 791 860
November 2008 20 838 121
December 2008 118 902
Total
52 352 676
in respect of the sum of R17 405 964 as follows:-
September 2008 10 060 096
October 2008 4 000 000
November 2008 2 000 000
December 2008 1 345 868
Total
R17 405 964
in respect of the sum of R30 241 360 as follows:-
August 2008 2 414 778
September 2008 4 419 568
October 2008 7 964 392
November 2008 7 938 030
December 2008 7 504 593
Total
R30 241 360

Annexe “D(2)”
Drawdown Schedule
(vide clause 8.1 supra)
in respect of the sum of R104 483 695 as follows:-
August 2008 6 838 634
September 2008 10 765 159
October 2008 13 791 860
November 2008 20 838 121
December 2008 22 247 489
January 2009 13 144 865
February 2009 8 114 106
March 2009 7 898 293
April 2009 845 169
Total
R104 483 695
in respect of the sum of R17 405 964 as follows:-
September 2008 10 060 096
October 2008 4 000 000
November 2008 2 000 000
December 2008 1 345 868
Total
R17 405 964

in respect of the sum of R54 058 830 as follows:-
August 2008 2 414 778
September 2008 4 419 568
October 2008 7 964 392
November 2008 7 938 030
December 2008 7 504 593
January 2009 4 723 734
February 2009 4 007 325
March 2009 3 980 477
April 2009 4 067 038
May 2009 3 864 960
June 2009 3 173 937
Total
R54 058 830
Grand Total
R175 948 489